					Exhibit 12.2
PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	12 Months
	Ended
	September 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$475,447	$505,478	$282,237	$26,217	$226,896	$223,618
AFUDC - equity	(19,804)	(25,469)	(32,430)	(12,677)	(4,177)	(2,627)
AFUDC - debt	(15,130)	(22,216)	(29,949)	(14,157)	(9,215)	(8,610)
Total	$440,513	$457,793	$219,858	$(617)	$213,504	$212,381
Fixed charges:
Interest expense	$258,701	$247,013	$231,416	$235,011	$211,742	$203,402
Other interest	19,804	25,469	32,430	12,677	4,177	2,627
Portion of rentals representative of the interest factor	10,497	10,251	8,767	5,391	10,212	11,775
Total	$289,002	$282,733	$272,613	$253,079	$226,131	$217,804
Earnings available for combined fixed charges	$729,515	$740,526	$492,471	$252,462	$439,635	$430,185

Ratio of Earnings to Fixed Charges	2.52x	2.62x	1.81x	1.00x	1.94x	1.98x